Exhibit 99.(a)(51)

Harmony’s offer significantly undervalues Gold Fields. It offers only overvalued Harmony shares, no cash and too low a premium. Do not give away the value in your Gold Fields shares. Do not tender your shares.

But don’t just take our word for it. Listen to the independent experts:

“We do not think this is a good deal for either Harmony shareholders, or Gold Fields shareholders, or for the SA investor.” Peter Townshend, Barnard Jacobs Mellet
27 October 2004

“The scrip offer ratio significantly undervalues Gold Fields relative to Harmony and does not offer a control premium, in our view.” Simon Kendall, UBS Investment Research
4 November 2004

“Gold Fields shareholders have little to gain [from the Harmony offer]. Rand risk and uncertainties about the future of the international assets give Gold Fields shareholders every reason to vote against the transaction.” Christian Siebert, Citigroup Smith Barney
10 November 2004

“Harmony is not the same quality of company as Gold Fields. If you look at how Harmony has managed the group over the past five years, they have grown it at the expense of shareholders. If a Gold Fields shareholder accepts this bid, they need to go and see a psychiatrist.”
Nick Goodwin, T-Sec, Moneyweb Radio
17 November 2004

REJECT THE HARMONY OFFER. DO NOT TENDER YOUR SHARES.

For more information:
Hotline — SA 0800 202 361
Website — www.goldfields.co.za

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement of Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The directors of Gold Fields accept responsibility for the information contained in this advertisement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information. This document may not be sent, released, delivered or transmitted in, into or from Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so.